UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 04, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 04 December 2024 entitled ‘Directorate Change’.

4 December 2024

SIMON DINGEMANS TO JOIN VODAFONE'S BOARD AS A NON-EXECUTIVE DIRECTOR

Vodafone Group Plc ("Vodafone") announces that Simon Dingemans will be appointed as a non-executive director with effect from 1 January 2025 and join the Audit & Risk Committee. Simon will stand for election by shareholders for the first time at Vodafone's 2025 Annual General Meeting.  Simon is an experienced leader and former chief financial officer with a varied career combining both operational and financial roles.

Vodafone's Chairman, Jean-François van Boxmeer said: "I am delighted to welcome Simon to Vodafone's Board. He is a highly regarded business leader with extensive financial, operational and strategic experience. Simon's expertise will be a valuable addition to the Board as we continue to drive the execution of Vodafone's strategy to achieve our commercial priorities and deliver long-term value to our shareholders."

Simon commented: "I am very pleased to be joining the Board of Vodafone, and I look forward to working with Jean-Francois and the other directors to support Margherita and the executive team in driving the strategy forward."

Simon Dingemans

From 2011 to 2019, Simon was Group CFO of GSK plc, the global healthcare group, where he played a key role in delivering extensive transformation and restructuring efforts to improve performance and re-shape the organisation into two distinct biopharma and consumer health care businesses.  As Group CFO, he led GSK's Finance and Global business services organisations, including technology, real estate and procurement as well as driving a number of operational efficiency programmes that contributed over £7 billion in cost savings alongside significant simplification of GSK's business.

Prior to GSK, Simon worked in investment banking for over 25 years at SG Warburg and then Goldman Sachs, where he was a Partner and Head of UK investment banking as well as a leader in the European Mergers business. Simon also previously served as Chairman of the Financial Reporting Council.

Simon currently serves as Chair of Genomics, a pioneering healthcare company, and as a non-executive director of WPP plc, the FTSE 100 global creative transformation company, where he is a member of the audit committee. Simon is also the independent Chair of Calastone, a portfolio company of The Carlyle Group. Calastone is the largest global funds network, connecting the world's leading financial institutions.

Pursuant to Listing Rule 6.4.8R, it is confirmed there are no other disclosures required in addition to the above information.

- ends -

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone
Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries (excludes Italy which is held as a discontinued operation under Vodafone Group), partner with mobile networks in 45 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 79 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: December 04, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary